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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Shelby Williams Industries, Inc.
                            (Name of Subject Company)

                              SY Acquisition, Inc.
                              Falcon Products, Inc.
                                    (Bidders)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   822135 10 9
                      (CUSIP Number of Class of Securities)

                               Franklin A. Jacobs
                              Falcon Products, Inc.
                          9387 Dielman Industrial Drive
                            St. Louis, Missouri 63132
                            Telephone: (314) 991-9200
                            Facsimile: (314) 991-9295
       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                    Copy to:

                             Robert H. Wexler, Esq.
                         Gallop, Johnson & Neuman, L.C.
                                  101 S. Hanley
                                   16th Floor
                            St. Louis, Missouri 63105
                            Telephone: (314) 862-1200
                            Facsimile: (314) 862-1219

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         This  Amendment No. 2 to the Tender Offer  Statement on Schedule  14D-1
and  Statement  on  Schedule  13D (the  "Schedules")  relates to the offer by SY
Acquisition,   Inc.,  a  Delaware  corporation  ("Purchaser"),  a  wholly  owned subsidiary of Falcon Products, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.05 per share
(the  "Common  Stock"),  of  Shelby  Williams   Industries,   Inc.,  a  Delaware
corporation (the "Company"), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as ascribed to them in the Schedules.


ITEM 10. ADDITIONAL INFORMATION

         Item 10(f) of the Schedules is hereby amended to add the following:

                  "On June 9, 1999, Parent announced that the Offer of the Purchaser to purchase all outstanding Shares of the Company had been extended to 12:00 midnight, New York City time on Monday, June 14, 1999."


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby amended to add the following:

         "(a)(11)   Text of Press Release issued by Parent on June 9, 1999."




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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 1999

                               Falcon Products, Inc.


                               By:    /s/ Franklin A. Jacobs
                                      ------------------------------------------
                               Name:   Franklin A. Jacobs
                               Title:  Chairman and Chief Executive Officer


                               SY Acquisition, Inc.


                               By:    /s/ Franklin A. Jacobs
                                      ------------------------------------------
                               Name:   Franklin A. Jacobs
                               Title:  Chairman and Chief Executive Officer

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                                                               EXHIBIT (a)(11)

At Falcon Products:
Michael J. Dreller
Vice President-Finance and Chief Financial Officer
9387 Dielman Industrial Drive
St. Louis, Missouri  63132
(314) 991-9200

FOR IMMEDIATE RELEASE
WEDNESDAY, JUNE 9, 1999


             FALCON PRODUCTS ANNOUNCES EXTENSION OF TENDER OFFER FOR
                                 SHELBY WILLIAMS

ST. LOUIS, MISSOURI, June 9, 1999 - Falcon Products, Inc. (NYSE: FCP) announced today that it has extended the $16.50 per share cash tender offer for all of the outstanding common stock of Shelby Williams Industries, Inc. (NYSE: SY), for three additional business days, to 12:00 midnight, New York City time, on Monday, June 14, 1999. The terms of the offer, as extended, remain identical to the terms of the offer commenced on May 12, 1999. The tender offer was originally scheduled to expire today at 12:00 midnight, New York City time.

According to the Depositary, as of 6:00 p.m. New York City time on Wednesday, June 9, 1999, a total of 8,517,798 shares of common stock, representing approximately 97% of the outstanding shares of common stock of Shelby Williams, were tendered pursuant to the offer (including shares subject to guaranteed delivery).

Donaldson, Lufkin & Jenrette Securities Corporation is acting as the Dealer Manager for the offer, and D.F. King & Co., Inc. is acting as the Information Agent for the tender offer.

Falcon Products, Inc. and its subsidiaries design, manufacture and market furniture products for the hospitality and lodging, food service, and office furniture industries. Falcon, headquartered in St. Louis, Missouri, operates nine production facilities throughout the world - Belmont, Mississippi; City of Industry, California; Lewisville, Arkansas; Newport, Tennessee; Juarez, Mexico; Tijuana, Mexico; Mimon, Czech Republic; Shenzen, China; and Middelfart, Denmark
- and has showrooms in Chicago, Illinois. Falcon has more than 2,200 employees worldwide and had revenues of $143.4 million in fiscal year 1998.

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